Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the 2005 Equity Incentive Plan, 2005 Non-Employee Directors’ Stock Option Plan and 2005 Employee Stock Purchase Plan of Alexza Pharmaceuticals, Inc. of our reports (a) dated March 9, 2009 (except for Note 2 and the retrospective presentation and disclosure revisions summarized in Note 3 and Note 9, as to which the date is September 8, 2009), with respect to the consolidated financial statements of Alexza Pharmaceuticals, Inc., included in its Current Report on Form 8-K dated September 9, 2009, and (b) dated March 9, 2009 with respect to the effectiveness of internal control over financial reporting of Alexza Pharmaceuticals, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2008, both filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
February 10, 2010
Palo Alto, California